Filed Pursuant to Rule 424(b)(3)
Registration No. 333-103739

Addendum to Prospectus Supplement dated April 10, 2003

República Oriental del Uruguay
         acting through Banco Central del Uruguay as its Financial Agent

Offer to Exchange involving the issuance of Eligible Bonds for New Bonds

               This Addendum supplements the information provided in the section "Plan of Distribution" of the Republic of Uruguay's Prospectus Supplement dated April 10, 2003 (the "Prospectus Supplement"). Capitalized terms not defined in this Addendum have the meanings ascribed to them in the Prospectus Supplement.

                The third full paragraph in the section "Plan of Distribution" is replaced with the following:

                "In the dealer manager agreement, Uruguay has given to the dealer manager or its affiliates a one-time option to deliver (as principal and not as agent or intermediary) within 30 days of the Settlement Date, Samurai Bonds amended in accordance with the Samurai Bond Amendments in exchange for 7.50% Bonds due 2015 (USD) at an exchange ratio of $0.95 face amount of a 7.50% Bond due 2015 (USD) for each $1.00 U.S. dollar equivalent face amount of a Samurai Bond."

 April 25, 2003